Press Release- SodaStream

SODASTREAM REPORTS RECORD SECOND QUARTER RESULTS

Second Quarter Revenue Increased to $103.0 Million

Second Quarter Net Income Increased to $9.5 Million

Second Quarter Diluted Earnings Per Share Increased to $0.45

Second Quarter Adjusted Diluted Earnings Per Share Increased to $0.52

AIRPORT CITY, Israel – August 8, 2012 – SodaStream International Ltd. (NASDAQ: SODA), a leading manufacturer of home beverage carbonation systems announced today its results for the three and six month periods ended June 30, 2012.

Beginning with the quarter ended March 31, 2012, the Company changed its reporting currency to the U.S. dollar (USD). Previously, the Company presented its annual and quarterly consolidated balance sheets and related consolidated statements of operations and cash flows in Euro (EUR). In accordance with IFRS, the financial statements for comparative periods were translated into the new reporting currency using the EUR to USD exchange rate at January 1, 2012 of EUR 1.00 = USD 1.2973.

For the second quarter ended June 30, 2012:

•	Total revenue increased 49.1% to $103.0 million from $69.1 million in the second quarter of 2011.
•	Net income increased 43.9% to $9.5 million compared to $6.6 million a year ago, and Adjusted net income was $10.9 million compared to $7.9 million last year.
•	Diluted earnings per share increased 40.6% to $0.45, compared to $0.32 in the second quarter of 2011 and Adjusted diluted earnings per share were $0.52 compared to $0.38 a year ago.

“We are very pleased to have generated our first $100 million revenue quarter ever,” said Daniel Birnbaum, Chief Executive Officer of SodaStream. “The contributions to our top-line performance were broad-based in terms of product segments and geographies with the U.S. exhibiting particular strength.  It’s clear that our strategy of expanded distribution and increased marketing is leading to growing demand for our products in the U.S. and other newer markets. At the same time, many of our more established markets continued to post solid revenue gains.  The successful execution of our growth strategy, combined with a strong pipeline of product innovation, gives us confidence in our ability to capture a greater share of the global beverage industry in the years ahead.”

Second Quarter 2012 Financial Review

Geographical Revenue Breakdown
Revenue	Three Months Ended
	June 30, 2012	June 30, 2011	Increase	Increase
	In Millions USD			%
Western Europe	$54.0	$43.2	$10.8	25%
The Americas	30.7	14.7	16.0	109%
Central & Eastern Europe, Middle East, Africa	8.4	8.2	0.2	2%
Asia-Pacific	9.9	3.0	6.9	234%
Total	$103.0	$69.1	$33.9	49%

Press Release- SodaStream

Product Segment Revenue Breakdown
Revenue	Three Months Ended
	June 30, 2012	June 30, 2011	Increase	Increase
	In millions USD			%
Soda Maker Starter Kits	$39.8	$26.7	$13.1	49%
Consumables	61.6	41.3	20.3	49%
Other	1.6	1.1	0.5	45%
Total	$103.0	$69.1	$33.9	49%

Product Segment Unit Breakdown
	Three Months Ended
	June 30, 2012	June 30, 2011	Increase	Increase
	In thousands			%
Soda Maker Starter Kits	764	634	130	20%
CO2 Refills	4,230	3,391	839	25%
Flavors	7,200	6,060	1,140	19%

*As discussed on the Company’s fourth quarter 2011 earnings call, the Czech Republic distributor purchased a disproportionate amount of soda makers during the second quarter of 2011. Excluding sales to the Czech Republic from the second quarter of 2011 and 2012, soda maker starter kit unit sales increased 35% year over year.

Gross margin for the second quarter of 2012 was 54.4%, compared to 53.0% for the same period in 2011. This increase was primarily due to the increase in direct distribution that accounted for 75% of total revenue in the quarter vs. 58% in the second quarter of 2011, which is mainly due to growing share of U.S. revenue and the shift to self-distribution in the Nordics.

Sales and marketing expenses for the second quarter of 2012 totaled $37.1 million, or 36.0% of revenue compared to $22.5 million, or 32.5% of revenue for the comparable period last year. The increase is primarily due to higher advertising and promotion expense in the U.S., and the addition of the Nordics expenses.

General and administrative expenses for the second quarter of 2012 were $9.2 million, or 9.0% of revenue, compared to $7.3 million, or 10.5% of revenue in the comparable period of last year. This includes the additional expenses associated with the acquisition of CEM Industries in the fourth quarter of 2011 and the acquisition of the distribution activity in the Nordics in the first quarter of 2012.

Operating income increased to $9.7 million, or 9.5% of revenue as compared to $6.9 million, or 10.0% of revenue in the second quarter of 2011.

Tax expense was $134,000 compared to a tax expense of $1.2 million in the second quarter of 2011. The decrease in the effective tax rate to 1.4% from 15.9% is primarily attributable to the geographical taxable income distribution, the utilization of taxable losses and progress in some of the group-companies discussions with tax authorities that enabled partial release of past-years’ tax provisions.

Balance Sheet Review

•	Cash and cash equivalents and bank deposits at June 30, 2012 were $56.6 million compared to $74.3 million on December 31, 2011. The decrease is primarily attributable to the acquisition of the Nordics distribution activity, debt repayment and an increase in working capital.
•	The Company had no outstanding loans and borrowings at June 30, 2012 compared to $4.0 million on December 31, 2011.
•	Working capital at June 30, 2012 increased 8.2% to $84.7 million compared to $78.3 million on December 31, 2011.
•	Inventories at June 30, 2012 increased 21.2% to $92.9 million compared to $76.6 million on December 31, 2011, primarily reflecting the additional inventory associated with the acquisition of the Nordics distribution activity.

Press Release- SodaStream

Guidance

Based on second quarter results and current projections for the remainder of the year, the Company is raising its outlook.

•	The Company now expects 2012 revenue to increase approximately 40% over 2011 revenue of $289.0 million, up from its previous guidance of 33%.
•	The Company now expects 2012 net income to increase approximately 55% over 2011 net income of $27.5 million, up from its previous guidance of 50%. This guidance includes a share-based expense of approximately $5.6 million.

Conference Call and Management Commentary

Detailed CFO commentary and a supplemental slide presentation have been filed as part of today’s 6-K and will be posted on the Company’s website, http://sodastream.investorroom.com.

The Company has scheduled a conference call for 8:30 AM Eastern Daylight Time (U.S. time) today (Wednesday, August 8, 2012) to review the Company’s financial results. The conference call will be broadcast over the Internet as a “live” listen only Webcast. To listen, please go to: http://sodastream.investorroom.com. Listeners are urged to login approximately 20 minutes before the conference call is scheduled to begin in order to register, as well as download and install any necessary audio software. An archive of the Webcast will be available for 30 days after the call.

About SodaStream International

SodaStream manufactures beverage carbonation systems which enable consumers to easily transform ordinary tap water instantly into carbonated soft drinks and sparkling water. Soda makers offer a highly differentiated and innovative solution to consumers of bottled and canned carbonated soft drinks and sparkling water. Our products are environmentally friendly, cost effective, promote health and wellness, and are customizable and fun to use. In addition, our products offer convenience by eliminating the need to carry bottles home from the supermarket, to store bottles at home or to regularly dispose of empty bottles. Our products are available at more than 55,000 retail stores in 43 countries around the world. For more information on SodaStream, please visit the Company's website: www.sodastream.com.

To download SodaStream's investor relations app, which offers access to SEC documents, press releases, videos, audiocasts and more, please visit http://itunes.apple.com/us/app/soda-ir/id524423001?mt=8 for your iPhone/iPad, or https://play.google.com/store/apps/details?id=com.theirapp.soda for your Android mobile device.

Non-IFRS Financial Measures

This press release contains certain non-IFRS measures, including Adjusted net income (“Adjusted net income”), Adjusted Earnings Before Interest, Income Tax, Depreciation and Amortization (“Adjusted EBITDA”), and Adjusted diluted earnings per share (“Adjusted diluted EPS”).

Adjusted net income represents net income calculated in accordance with IFRS as adjusted for the impact of the Share-Based Compensation Expense. Adjusted EBITDA represents earnings before interest, income tax, depreciation and amortization, and further eliminates the effect of the Share-Based Compensation Expense. Adjusted diluted EPS represents earnings per share calculated in accordance with IFRS as adjusted for the impact of the Share-Based Compensation Expense.

Press Release- SodaStream

The Company believes that the Adjusted net income, Adjusted EBITDA and Adjusted diluted EPS, which excludes the Share-Based Compensation Expense, should be considered in evaluating the Company’s operations since they provide a clearer indication of the Company’s operating results going forward.

These measures should be considered in addition to results prepared in accordance with IFRS, but should not be considered a substitute for the IFRS results. The non-IFRS measures included in this press release have been reconciled to the IFRS results in the tables below.

Forward Looking Statements

This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to expand into our target markets, including the United States; our ability to continue to develop or maintain our presence in retail networks; our ability to develop and implement production and operating infrastructure to effectively support our growth; the success of our marketing campaigns and media spending in terms of increased sales or increased product and brand name awareness; our ability to maintain our customer base in markets where we have an established presence; the risks associated with our reliance on exclusive arrangements for the distribution of our beverage carbonation systems and consumables in each of the markets in which we use third-party distributors; our ability to compete effectively with other companies which currently offer, or may offer in the future, competing products; potential product liability claims if any component of our beverage carbonation systems is misused; our ability to protect our intellectual property rights; our being found to have a dominant position in certain markets which may place limits on our ability to operate; risks associated with our being a multinational corporation, including fluctuations in currency exchange rates; our potential exposure to greater than anticipated tax liabilities; our products being subject to extensive governmental regulation in the markets in which we operate; adverse conditions in the global economy which could negatively impact our customers' demand for our products; and other factors detailed in documents we file from time to time with the United States Securities and Exchange Commission.  Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995.

Company Contact:

Yonah Lloyd

Executive Director, Corporate Development and Communication

SodaStream International Ltd.

Phone: +972-3-976-2462

yonahl@sodastream.com

Investor Contacts (US):

Brendon Frey

ICR

Phone: + 1 203-682-8200

brendon.frey@icrinc.com

Press Release- SodaStream

Consolidated Statements of Operations
In thousands (net income per share amounts in units)

	For the six months ended		For the three months ended
	June 30,		June 30,
	2011	2012	2011	2012
	(Unaudited)		(Unaudited)
Revenue	$127,610	$190,887	$69,104	$103,019
Cost of revenue	59,706	86,521	32,491	47,016

Gross profit	67,904	104,366	36,613	56,003

Operating expenses
Sales and marketing	39,608	64,351	22,469	37,083
General and administrative	14,803	18,866	7,290	9,225
Other income, net	(81)	(80)	(39)	(41)

Total operating expenses	54,330	83,137	29,720	46,267

Operating income	13,574	21,229	6,893	9,736

Interest expense (income), net	(697)	5	(515)	128
Other financial expense (income), net	(35)	154	(399)	24

Total financial expense (income), net	(732)	159	(914)	152

Income before income taxes	14,306	21,070	7,807	9,584

Income taxes	2,251	1,509	1,239	134

Net income for the period	$12,055	$19,561	$6,568	$9,450

Net income per share
Basic	$0.63	$0.97	$0.33	$0.47
Diluted	$0.60	$0.94	$0.32	$0.45

Weighted average number of shares
Basic	19,055	20,217	19,647	20,289
Diluted	20,122	20,913	20,772	20,932

Press Release- SodaStream

Consolidated Balance Sheets as of

	December 31,	June 30,
	2011	2012
	(Audited)	(Unaudited)
	(In thousands)
Assets
Cash and cash equivalents	$34,769	$46,593
Bank deposits	39,485	10,003
Inventories	76,625	92,862
Trade receivables	58,452	70,110
Other receivables	20,064	18,098
Derivative financial instruments	322	415
Assets classified as available-for-sale	837	810
Total current assets	230,554	238,891

Property, plant and equipment	46,434	63,843
Intangible assets	25,358	35,879
Deferred tax assets	1,168	1,101
Other receivables	224	213
Total non-current assets	73,184	101,036

Total assets	303,738	339,927

Liabilities
Loans and borrowings	4,006	-
Derivative financial instruments	-	43
Trade payables	47,383	59,968
Income tax payable	9,171	9,045
Provisions	397	1,139
Other current liabilities	21,071	27,397
Total current liabilities	82,028	97,592

Employee benefits	1,497	1,454
Provisions	514	525
Deferred tax liabilities	717	1,034
Total non-current liabilities	2,728	3,013

Total liabilities	84,756	100,605

Shareholders’ equity
Share capital	3,238	3,286
Share premium	168,601	172,662
Translation reserve	1,471	(1,859)
Retained earnings	45,672	65,233
Total shareholders’ equity	218,982	239,322

Total liabilities and shareholders’ equity	$303,738	$339,927

Press Release- SodaStream

Consolidated Statements of Cash Flows

	For the six months ended		For the three months ended
	June 30,		June 30,
	2011	2012	2011	2012
	(Unaudited)		(Unaudited)
	(In thousands)
Cash flows from operating activities
Net income for the period	$12,055	$19,561	$6,568	$9,450

Adjustments:
Amortization of intangible assets	396	687	348	344
Change in fair value of derivative financial instruments	545	504	119	(774)
Exchange rate differences on bank deposits	-	-	-	1,094
Depreciation of property, plant and equipment	2,155	3,818	1,089	2,167
Share based payment	2,692	2,835	1,321	1,424
Interest expense (income), net	(697)	5	(515)	128
Income tax expense	2,251	1,509	1,239	134
	19,397	28,919	10,169	13,967
Increase in inventories	(10,334)	(12,541)	(5,595)	(2,639)
Increase in trade and other receivables	(8,170)	(21,798)	(11,616)	(4,635)
Increase in trade payables	493	12,464	7,164	11,921
Increase (decrease) in employee benefits	(8)	(13)	1	(33)
Increase (decrease) in provisions and other current liabilities	(148)	4,459	3,049	2,668
	1,230	11,490	3,172	21,249
Interest paid	(193)	(237)	(81)	(123)
Income tax received	-	1,486	-	143
Income tax paid	(1,653)	(2,291)	(1,032)	(1,098)
Net cash from (used in) operating activities	(616)	10,448	2,059	20,171

Cash flows from investing activities
Interest received	782	1,079	489	949
Investment in bank deposits	-	(10,000)	-	(10,000)
Proceeds from bank deposits	-	38,919	-	38,919
Payments for derivative financial instruments, net	(19)	(554)	(66)	(760)
Acquisition of subsidiary, net of cash acquired	-	(9,758)	-	-
Acquisition of property, plant and equipment	(6,297)	(14,506)	(3,780)	(10,379)
Acquisition of intangible assets	(252)	(963)	(94)	(723)
Net cash from (used in) investing activities	(5,786)	4,217	(3,451)	18,006

Cash flows from financing activities
Share issuance	42,929	-	42,929	-
Proceeds from exercise of employee share options	817	1,274	781	686
Change in short-term debt	(8,807)	(3,873)	(428)	(2,951)
Net cash from (used in) financing activities	34,939	(2,599)	43,282	(2,265)

Net increase in cash and cash equivalents	28,537	12,066	41,890	35,912
Cash and cash equivalents at the beginning of the period	68,627	34,769	55,172	11,090
Effect of exchange rates fluctuations on cash and cash equivalents	(184)	(242)	(82)	(409)

Cash and cash equivalents at the end of the period	$96,980	$46,593	$96,980	$46,593

Press Release- SodaStream

Information about revenue in reportable segments

	Western Europe	The Americas	Central and Eastern Europe, Middle East, Africa	Asia-Pacific	Total
	(In thousands)
Six months ended:
June 30, 2012 (Unaudited)	$99,725	56,283	15,011	19,868	$190,887
June 30, 2011 (Unaudited)	$73,774	27,911	18,210	7,715	$127,610

Three months ended:
June 30, 2012 (Unaudited)	$54,074	30,650	8,368	9,927	$103,019
June 30, 2011 (Unaudited)	$43,261	14,653	8,217	2,973	$69,104

Press Release- SodaStream

Reported (IFRS) to Adjusted (non-IFRS) Reconciliation of Consolidated Statements of Operations

	Six months ended June 30,
	2011			2012
	Reported	Share based		Reported	Share based
	(Unadjusted)	payment	Adjusted	(Unadjusted)	payment	Adjusted
	(Unaudited)
	In thousands (net income per share amounts in units)
Revenue	$127,610	$-	$127,610	$190,887	$-	$190,887
Cost of revenue	59,706	-	59,706	86,521	-	86,521

Gross profit	67,904	-	67,904	104,366	-	104,366

Operating expenses
Sales and marketing	39,608	-	39,608	64,351	-	64,351
General and administrative	14,803	(2,692)	12,111	18,866	(2,835)	16,031
Other income, net	(81)	-	(81)	(80)	-	(80)

Total operating expenses	54,330	(2,692)	51,638	83,137	(2,835)	80,302

Operating income	13,574	2,692	16,266	21,229	2,835	24,064

Interest expense (income), net	(697)	-	(697)	5	-	5
Other financial expense (income), net	(35)	-	(35)	154	-	154

Total financial expense (income), net	(732)	-	(732)	159	-	159

Income before income taxes	14,306	2,692	16,998	21,070	2,835	23,905

Income taxes	2,251	-	2,251	1,509	-	1,509

Net income for the period	$12,055	$2,692	$14,747	$19,561	$2,835	$22,396

Net income per share
Basic	$0.63		$0.77	$0.97		$1.11
Diluted	$0.60		$0.73	$0.94		$1.07

Weighted average number of shares
Basic	19,055		19,055	20,217		20,217
Diluted	20,122		20,122	20,913		20,913

Press Release- SodaStream

Reported (IFRS) to Adjusted (non-IFRS) Reconciliation of Consolidated Statements of Operations

	Three months ended June 30,
	2011			2012
	Reported	Share based		Reported	Share based
	(Unadjusted)	payment	Adjusted	(Unadjusted)	payment	Adjusted
	(Unaudited)
	In thousands (net income per share amounts in units)
Revenue	$69,104	$-	$69,104	$103,019	$-	$103,019
Cost of revenue	32,491	-	32,491	47,016	-	47,016

Gross profit	36,613	-	36,613	56,003	-	56,003

Operating expenses
Sales and marketing	22,469	-	22,469	37,083	-	37,083
General and administrative	7,290	(1,321)	5,969	9,225	(1,424)	7,801
Other income, net	(39)	-	(39)	(41)	-	(41)

Total operating expenses	29,720	(1,321)	28,399	46,267	(1,424)	44,843

Operating income	6,893	1,321	8,214	9,736	1,424	11,160

Interest expense (income), net	(515)	-	(515)	128	-	128
Other financial expense (income), net	(399)	-	(399)	24	-	24

Total financial expense (income), net	(914)	-	(914)	152	-	152

Income before income taxes	7,807	1,321	9,128	9,584	1,424	11,008

Income taxes	1,239	-	1,239	134	-	134

Net income for the period	$6,568	$1,321	$7,889	$9,450	$1,424	$10,874

Net income per share
Basic	$0.33		$0.40	$0.47		$0.54
Diluted	$0.32		$0.38	$0.45		$0.52

Weighted average number of shares
Basic	19,647		19,647	20,289		20,289
Diluted	20,772		20,772	20,932		20,932

Press Release- SodaStream

EBITDA and Adjusted EBITDA
	Six months ended		Three months ended
	June 30,		June 30,
	2011	2012	2011	2012
	(Unaudited)
	(In thousands)

Reconciliation of Net Income to EBITDA and Adjusted EBITDA
Net income	$12,055	$19,561	$6,568	$9,450
Interest expense (income), net	(697)	5	(515)	128
Income taxes	2,251	1,509	1,239	134
Depreciation and amortization	2,551	4,505	1,437	2,511
EBITDA	16,160	25,580	8,729	12,223

Share based payment	2,692	2,835	1,321	1,424
Adjusted EBITDA	$18,852	$28,415	$10,050	$13,647

Press Release- SodaStream

The following tables present the Company’s revenue, by product type for the periods presented, as well as such revenue by product type as a percentage of total revenue (*):

	Six months ended		Three months ended
	June 30,		June 30,
	2011	2012	2011	2012
	(Unaudited)
	Revenue
	(in thousands)

Soda maker starter kits (including exchange cylinders)	$51,044	$73,314	$26,683	$39,830
Consumables	73,974	114,050	41,344	61,631
Other	2,592	3,523	1,077	1,558
Total	$127,610	$190,887	$69,104	$103,019

	Six months ended		Three months ended
	June 30,		June 30,
	2011	2012	2011	2012
	(Unaudited)
	As a percentage of revenue

Soda maker starter kits (including exchange cylinders)	40.0%	38.4%	38.6%	38.7%
Consumables	58.0%	59.8%	59.8%	59.8%
Other	2.0%	1.8%	1.6%	1.5%
Total	100.0%	100.0%	100.0%	100.0%

(*)The Company reclassified prior periods' data such that revenue from spare cylinders, formerly presented under the "soda maker starter kits" category, are presented under the "consumables" category, as the purchase of a spare cylinder more closely resembles the purchase of other consumables than it does the initial purchase of a soda maker. The effect was an increase in revenue from consumables by $5,973 thousand and $ 2,726 thousands for six months and three months ended June 30, 2011, respectively  (increase in 470 basis points and 400 basis points of total revenue of these periods, respectively), and the same decrease in revenue from soda maker starter kits for the respective periods (and the same decrease in basis points of total revenue of those periods, respectively)

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